Exhibit 99

NATIONAL FUEL GAS

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Twelve Months Ended December 31
	2011	2010
	(Thousands of Dollars)

INCOME
Operating Revenues	$1,760,317	$1,757,316

Operating Expenses
Purchased Gas	597,887	650,180
Operation and Maintenance	403,128	398,249
Property, Franchise and Other Taxes	81,396	76,938
Depreciation, Depletion and Amortization	235,761	199,724

	1,318,172	1,325,091

Operating Income	442,145	432,225

Other Income (Expense):
Gain on Sale of Unconsolidated Subsidiaries	50,879	—
Interest Income	3,137	3,459
Other Income	7,390	5,262
Interest Expense on Long-Term Debt	(72,017)	(85,319)
Other Interest Expense	(3,923)	(6,780)

Income from Continuing Operations Before Income Taxes	427,611	348,847

Income Tax Expense	167,054	135,395

Income from Continuing Operations	260,557	213,452

Income from Discontinued Operations	—	6,506

Net Income Available for Common Stock	$260,557	$219,958

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$3.15	$2.61
Income from Discontinued Operations	—	0.08

Net Income Available for Common Stock	$3.15	$2.69

Diluted:
Income from Continuing Operations	$3.11	$2.57
Income from Discontinued Operations	—	0.08

Net Income Available for Common Stock	$3.11	$2.65

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,677,232	81,786,524

Used in Diluted Calculation	83,726,544	82,989,108